

August 3, 2015

Via E-mail
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

> **Re:** **BP p.l.c.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **Response Letter Dated June 22, 2015**
> **File No. 001-06262**

Dear Dr. Gilvary:

We have reviewed your June 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2015 letter.

Form 20-F for Fiscal Year Ended December 31, 2014

Strategic Report, page 1

Our Market Outlook, page 10

1.	We note from your response to prior comment 1 that your projects are evaluated at a high price case, a central price case of $80 per barrel, and at a low price case of $60 per barrel as part of your Capital Value Process ("CVP"). You state this approach "is used by BP management to assess the quality and robustness of the project to prescribed theoretical market conditions," and that the evaluation and sanctioning of projects through the CVP helps you to "optimize the allocation of capital to potential investments." Based on your reply, it is not clear how the information obtained from the low price case affects your investment decision and whether such scenario would ever have an impact on your estimates of proved reserves. Please provide us with additional explanation regarding your resilience testing. Additionally, please clarify for us your reason for using per barrel prices "in real terms based to 2012."

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief